NR08-04	February 7, 2008

ITH Reports Initial Inferred Resource at Terra Project, Alaska

428,000 Tonnes @ 12.2 g/t Gold for 168,000 Contained Ounces of Gold with 23.1 g/t Silver for 318,000 Contained Ounces of Silver

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of its initial mineral resource estimate for the Ben Vein deposit - the first of four known gold vein systems on the Terra project in Alaska.  Mineral Resource Services Inc. and Giroux Consultants Ltd., each independent geological consultants, prepared the estimate as at February 1, 2008 and in accordance with the guidelines set forth in National Instrument 43-101.  The independent study determined an initial inferred resource estimate of 168,000 ounces gold and 318,000 ounces silver at a cutoff grade of 5 g/t gold having an average grade of 12.2 g/t gold and 23.1 g/t silver over an average 2.3 metre width (2-1 silver to gold ratio).

This resource estimate is the first of three that the Company has underway.  The other two are for the bulk tonnage deposits at the LMS and Livengood projects in Alaska.  The Company anticipates that each of these estimates will be completed in the coming month.

Highlights from the Terra resource estimate include:

  The good continuity of the Ben Vein system.
  The open ended potential along trend and at depth.
  High gravity recoveries from initial gold characterization work.
  The high exploration potential along the 5 kilometre trend hosting numerous other high-grade vein occurrences, some of which have had initial scout drilling and returned numerous high-grade intersections deserving of follow-up drilling.

The Terra vein systems are classified as bonanza style from a shallow mesothermal or deep epithermal setting.  Recommendations include additional drilling to expand the Ben Vein resource as well as testing numerous other targets along the main trend.  The Company is very pleased with the continuity and expansion potential the Terra project has shown with only a limited amount of drilling and is currently assessing how best to advance the deposit in relation to a number of other high potential opportunities that it has in 2008.

Project Background

The Terra project is located in Alaska, 200 kilometres west of Anchorage.  ITH has earned a 60% interest in the Terra project from AngloGold Ashanti (USA) Exploration Inc. (see NR07-27 for details).

Results of the Geological Review and Resource Estimate Calculation

Geological Review

On February 1, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. provided the Company with a final draft of their report on the Terra Project which includes information from the mineral resource estimate calculation and surface exploration from 2006 and 2007 (the “Report”).  This information outlines the principal controls and initial grade potential of the Ben Vein system, the first of four know vein systems to be explored in detail.  These drilling results establish the continuity of the steeply dipping Ben Vein system and highlighted its significant expansion potential.  In addition, the Report confirms the need to test other outlying targets along trend which have very similar characteristics to the Ben Vein system and have returned similar high-grade vein intersections from initial scout drilling.  The high gravity recovery results (79% as native gold; 10% gold in sulphide concentrate), from the initial gold characterization studies are encouraging for the development of a high-grade low-cost process plan for the deposit with minimal environmental impact.

High-grade gold mineralization is spatially associated with a Cretaceous diorite intrusive suite (Donlin Creek age; 65-75 m.y.) that is exposed over a strike length of approximately 8 kilometres.  Surface samples have returned high-grade gold values along a 5 kilometre portion of this trend from the Ice Vein system in the south to the Fish Creek vein system in the north (the Ben Vein deposit is in the middle).  Gold in the Ben Vein deposit occurs as native gold and electrum with associated silver minerals.

Resource Estimate Calculation

The inferred mineral resource for the Ben Vein deposit is based on 20 drill holes covering approximately 350 metres of strike length and 250 metres down dip.  All twenty holes intersected the vein structure and mineralization remains open to the north and at depth.  Three gold assays were capped at 82 g/t gold and three silver assays were capped at 267 g/t silver.  One metre composites were formed and modelled using semivariograms.  Bulk density was established from samples sent to ALS Chemex and a specific gravity of 2.66 was used for vein material while 2.80 was used for diorite.  Blocks 5 metres east-west by 10 metres north-south and 10 metres vertical were estimated by ordinary kriging.

Table I: Ben Vein Zone Inferred Mineral Resource Estimate*

INFERRED RESOURCE WITHIN 1.0 g/t Gold SHELL
Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Qualified Persons and Quality Control/Quality Assurance

The work program at Terra was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P.Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

Investor Relations Agreements

The Company has retained the Florida-based firm of National Media Associates, Inc. (“NMA”) to conduct media awareness and investor relations programs on behalf of the Company, effective February 1, 2008.  Headed by Mr. George Duggan, NMA is a long-term media-relations specialist in the natural resource and gold exploration sectors.  NMA will receive a monthly fee of USD 3,000 for an initial period of one year, and the agreement may be renewed on mutually agreeable terms thereafter.  Pursuant to the agreement, the Company will also grant NMA 100,000 incentive stock options to NMA, at an exercise price of CAD 2.15 per share, exercisable for a period of two years.  The options are subject to vesting requirements, whereby 25% will vest after three months, and an additional 25% will vest each three months thereafter.  The options will expire 30 days after the termination, for any reason, of the agreement.  Neither NMA nor its principals, directly or indirectly, presently own any securities of the Company.

The Company had previously retained the Phoenix area firm of Glenn Shand and Associates LLC (“GSA”) to assist the Company in disseminating information with respect to the Company and its activities to existing and potential shareholders and to keep the investment community informed with respect to the activities of the Company, effective June 1, 2007.  Headed by Mr. Glenn Shand, who has over 21 years experience in the investor relations business, GSA provides investor relations services to companies in the natural resource sector.  The agreement with GSA is for an initial one year period, subject to renewal by mutual agreement.  GSA does not receive any cash consideration, but has been granted incentive stock options to acquire up to 200,000 common shares at an exercise price of CAD 2.95 per share, expiring on May 23, 2009.  The options are subject to vesting requirements, whereby 25% vested after three months, and an additional 25% vesting each three months thereafter.  The options will expire 30 days after the termination, for any reason, of the agreement.  Mr. Glenn Shand owns 37,500 common shares of the Company.  GSA does not, directly or indirectly, presently own any securities of the Company (other than the foregoing options).

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties, carefully.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by ITH uses the terms “resources”, and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred resources will ever be converted into reserves.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.